Note E

Special Shareholder meeting

On July 12, 2006, a Special Meeting of Shareholders was held to consider and act upon the following: Proposal #1-- A proposal to approve sub-investment management contract among John Hancock Advisers, LLC, the Fund, and Independence Investments LLC; Proposal #2-- A proposal to approve a policy allowing the board of trustees and John Hancock Advisers, LLC to retain sub-advisers for the Fund without shareholder approval.

Proxies covering 5,358,807 shares of beneficial interest were voted at the meeting. The shareholders voted to approve both proposals, the votes being tabulated as follows:

                                                            WITHHELD
                                   FOR                     AUTHORITY
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Proposal #1                        4,544,143                 814,664
Proposal #2                        4,303,126               1,055,681